BNP Paribas High-Yield and Leveraged Finance Conference London, January 2015 Exhibit 99.1

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. This presentation may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-
looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,”
“anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the transaction, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the transaction; slower or lower than expected growth in the North American market for Body-in-White aluminum rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-
looking statement as a result of new information, future events or otherwise, except as required by law.

Introduction 1

Constellium at a Glance

*
Includes approximately 1,300 Wise employees
** Unaudited
pro forma information for the year ended December 31, 2013 giving effect to the acquisition of Wise as if it had occurred on January 1, 2013.This information does not purport to represent what Constellium actual results of operations would have been had the acquisition occurred on the date indicated, nor is it necessarily indicative of future results.
9,750
employees *
€4.4 billion
in sales **
24
manufacturing sites
World-class
R&D centre
in Voreppe, France
Headquartered in Amsterdam, The Netherlands.
Listed on the New York Stock
Exchange.

PECHINEY
ALUSUISSE
ALCAN
ALCAN
RioTinto
Constellium

Constellium

From Pechiney, Alusuisse, and Alcan to Constellium
1855
Pechiney
1888
Alusuisse
1902
Alcan
2000
Alcan Aluminium Limited
merges with Algroup/
Alusuisse
2003
Alcan Inc. acquires
Pechiney
2007
Rio Tinto
acquires Alcan
More than a century of growth
May 2014
Constellium issues unsecured
high-yield bonds for the first
time
January 2011
Rio Tinto sells 51%
of Alcan Engineered
Products to Apollo,
10% to FSI and keeps the
remaining 39% stake

May 2013
Constellium listed on the New
York Stock Exchange and
Euronext Paris
December 2014
Constellium issues € 535
million of unsecured high-yield
bonds to finance acquisition
October 2014
Constellium announces
acquisition of Wise Metals

∑= 105.0
∑= 105.0
∑= 105.0
∑= 105.0
∑= 105.0
39%
51%
10%
20.3 (19.3%)
28.9 (27.5%)
37.6 (35.8%)
12.8 (12.2%)
5.4 (5.2%)
19.3
0.8
Rio Tinto / Management Secondary
40.4 (38.5%)
9.6 (9.1%)
37.6 (35.8%)
12.8 (12.2%)
4.6 (4.4%)
9.6
Rio Tinto Secondary
50.4 (48.0%)
37.6 (35.8%)
12.8 (12.2%)
4.2 (4.0%)
25.0
Apollo Secondary
76.0 (72.4%)
12.6 (12.0%)
12.8 (12.2%)
3.6 (3.4%)
12.6
Apollo Secondary
88.6 (84.4%)
12.8 (12.2%)
3.6 (3.4%)
Pre IPO
After IPO
1st Follow-on (Nov-2013)
After 1st Follow-on
2nd Follow-on (Dec-2013)
After 2nd(1) Follow-on
3rd Follow-on (Feb-2014)
After 3rd(1) Follow-on
4th Follow-on (Mar-2014)
After 4th(1) Follow-on

Constellium

Shares of Constellium (in millions)
From Private Equity to NYSE
Free float Rio Tinto Bpifrance Management Apollo
(1)  From time to time, including upon departure from Constellium, participants in Management may withdraw their shares from Management and hold them for their own account.

CSTM
LISTED
NYSE

CSTM
LISTED
NYSE
EURONEXT

Constellium

bpifrance

Constellium

An introduction to Constellium 2014
Constellium’s Shareholding Structure
6
84.4%
12.2%
3.4%
Constellium’s shares
commenced trading on the
New York Stock Exchange
and NYSE Euronext Paris in
May 2013
Public shareholders
French government
sovereign fund
Legacy management equity
plan for Constellium senior
managers
Management
(84.4%)
(3.4%)
(12.2%)

7 [LINK TO VIDEO]

Business Overview 2

Constellium

Other
6%
Asia / Pacific
3%
North America (*)
30%
Other Europe
19%
8%
United Kingdom
12%
France
22%
Germany

Automotive Structures & Industry (21%)
17%
Aerospace & Transportation (42%)
34%
49%
Packaging & Automotive Rolled Products (37%)

Constellium

Expanded Constellium at a Glance
Aerospace
Market growth forecast
(1)
: 8%
Automotive
Market growth forecast
continues to increase
Packaging
Market growth forecast
(3)
: 3%
Aerospace plates: #1 world-wide
Aluminum crash management systems: #2 world-wide
Major player in auto body sheet: #4 world-wide
Can body stock: #1 Europe
Can stock: #3 North America
Closures: #1 world-wide
(1) Source: Airline Monitor February 2014. Represents 2012-2017 CAGR for airplane deliveries. (2) Source: CRU Automotive. Reflects 2012-2015 CAGR for North America passenger cars and Western
Europe auto body. 2013-2018 CAGR for auto body market in North America and Western Europe estimated at 31%. (3) Source: CRU. Represents 2013-2018 CAGR for Western and Eastern Europe can
stock market. (4) Numbers in parenthesis represent Constellium standalone geographic and segment breakdown.
An innovative aluminum converter focused on high margin global markets
2013 Adjusted EBITDA by operating segment
(4)
Total 2013 pro forma Adjusted EBITDA: €349 million
2013 sales by geography
(4)
Total 2013 pro forma sales: €4,417 million
(*) formerly 14% excluding Wise

Rolled 31%
Extruded 32%
Castings & forgings 24%
Other 13%
Specialty 30%
Commodity 70%
AIRWARE
Increasing value
Increasing volume

Constellium

Global aluminum
66 Mt
42 Mt
Rolled & extruded
Global aluminum fabrication market by production technology and product segment
GE plate & sheet
Litho sheet
Can body &
end stock
Proprietary
Aerospace
alloys
Aero plates
& sheets
Auto body sheet &
automotive structures
Brazing sheet
Speciality extrusions
Bright, closures,
other specialty
Constellium active Constellium not active
Our
focus
Product segment
Our
Focus
®
Focused on the high value-add products in our target markets
Note: Pyramid not to scale. Market and segment data as of 2012.
Source: Constellium, CRU
12.5 Mt
Constellium’s Product Focus

Highlights
Advanced R&D and
technological
capabilities
Leading positions in
attractive and balanced
end-markets
Global network of
efficient facilities
Long-standing
relationships with a
diversified and blue-
chip customer base
Stable business
model
Leading supplier of high value-add aluminum rolled and extruded products in key end-markets and geographies
Global network of facilities with unique manufacturing capabilities, allowing Constellium to focus on higher value-add products
Ability to produce high value-add products creates longer term and synergistic relationships with key blue-chip customers
World-class R&D capabilities enable Constellium to continue to grow the Company’s portfolio of high value-add products, creating a competitive edge versus other suppliers
Constellium has a diverse customer base with 10 largest customers representing 45% of revenues with average length of relationship with each top 20 customer exceeding 25 years
All of Constellium’s major packaging, aerospace and automotive customers, including its top five customers, have multi-
year contracts and approximately 58% of Constellium’s revenues generated are generated under long-term contracts
Business model is designed to produce stable and consistent cash flows and profitability through:
A limited exposure to commodity metal price volatility (pass-through contractual arrangements and use of financial derivatives to limit commodity exposure)
A significant presence in stable, recession-resilient end-markets such as packaging
A constant focus on cost optimization to lower volume breakeven level
Constellium has a broad and diversified supplier base with its ten largest suppliers representing only approximately 50% of its purchases
Attractive pipeline of
growth initiatives
Announced BiW investments in Europe and U.S. for €200 million and $150 million (1) , respectively, and casthouse investments for AIRWARE® in Europe for €70 million (2)
Expanded contract with Boeing
Planned investments of up to $750 million at Wise
Experienced
management team
Deep industry experience led by Pierre Vareille and a senior management team averaging more than 15 years of relevant industry experience

(1)    Represents total expected investment by UACJ and Constellium in the joint venture; Constellium’s attributable portion is expected to be 51%.  (2)   Phase II investment previously announced plus new Phase
III acceleration.
Source: Company information

What We Do in Aerospace
Stringers, tubes and small
extrusions
Plate, wing skin and sheet
Source: Company information
We are a critical supplier for a comprehensive range of aluminum products to our aerospace customers
Fuselage frames
Lower  wing skin panels
Upper wing skin panels
Fuselage panels
Wing spars
Seat tracks
Fuselage
stiffeners
Upper
stringers
Lower
stringers
Floor beams
Center wing box
Landing
gear
Wing ribs
Forging stock and precision
castings

AIRWARE

Weight reduction
-5% -5%
-25%
-20%
-10%
-25%

AIRWARE® relative contribution margin / metric ton
,1 x
~ ,4 x
~ ,8 x
~ ,17 x
AIRWARE®
Common Alloy Coil
Standard Aerospace Plate
Proprietary Alloys

Constellium

Our Competitive Position in Aerospace
Source: Company information
Global leader with unique capabilities
Aluminum
Lower wing
Top wing
Composite
Composite design
(today)
With redesign
Density gain only
w/o redesign
®
Creating value-added products
Global capability
One of only two players with dual continent
footprint
World’s most powerful stretcher capable of producing
a number of unique parts
One of two providers of wings for A380
Cutting-edge lightweight AIRWARE®
technology
5% to 25% weight reduction versus other
aluminum products
Reduced maintenance costs
Ability to achieve high build rates
Due to our competitive differentiation, we are less impacted by the overhang reported by competitors
Constellium’s competitive differentiation
Major multi-year contracts signed with Airbus and
Boeing
Competitive advantage driven by dual continent
footprint and R&D capabilities relative to competitors
Focus on high margin value-add products; demand
for AIRWARE® products progressing and stronger
than expected
Aerospace business is secured by 5-year contracts,
with limited exposure to spot prices

Crash management parts, bumpers,
reinforcement parts, beams, car floors
Aluminum extrusions, castings or sheet
Auto structures Auto body sheet
Doors, hoods, deck lids, fenders, trunk closure (hang-on-parts)
Aluminum sheet
Biggest volume potential for aluminum
Source: Company information
We supply high specification products to premium automotive OEMs
What We Do in Automotive

1,615
2,241
1,744
2,469
1,733
2,428
2013 2020
Our Competitive Position in Premium Automotive
A6/A7/A8/
Q3/TT
A/B/C/E/S/SL/CL(S)
Series 5/6
Other
EU
(1)  Car models are not exhaustive and are for illustrative purposes only.  (2)  Source: Company information.
We supply auto body sheet mainly to premium
German OEMs
(1)
Growth in premium automotive
Significant investment to support our strategy Making us a supplier of choice to our customers
Aluminum crash management systems:
#2 world-wide
(2)
Major player in European rolled products for
auto body sheet
Facility Description
Neuf-Brisach
France
Completed substantial investments in a heat
treatment and conversion line for 3 premium OEMs
Singen
Germany
Installed 40 MegaNewton press dedicated to
bumpers
Started to add auto body sheet capability to our
plant by revamping existing equipment
United States
Increased presence in Michigan aimed at producing
automotive structures for US OEMs
China
Majority owned joint venture
Well located cost effective plant provides global
customers with bumpers
Automotive is a substantial opportunity for Constellium
CAGR ’13-’20
+ 5%
+ 5%
+ 5%
BMW Mercedes-Benz Audi
Vehicle production (units)
Source: Company information Source: LMC Automotive

6x
1800
930
315
70
230
30
500
400
200
1000
600
2012
2015
2020
Europe
US
China

UNITED STATES

EUROPE

Constellium

We were Well-Positioned to Capture BiW Growth Opportunities …

Global aluminum BiW market forecast (kt)
Constellium well-positioned to capitalize
CAGR ’12-‘20
We are joining forces with UACJ to supply auto
body sheet to the North American auto industry
with initial target capacity of 100k metric tons
supplied from both partner’s rolling mills
The US market for aluminum auto body sheet is
expected to grow to 1Mt+ by 2020
We are already a leading European player in
automotive rolled products such as auto body
sheet
We announced plans to invest up to €200
million over the next three years to further grow
our European auto body sheet business
China (+39%)
US (+38%)
Europe (+13%)
Source: Company information

2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

… and Wise Strengthens Constellium’s Ability to Take Advantage of the
BiW Market Development in North America
(1)  Based on analyst projections.  (2)  Does not include Wise facility.
Source: Constellium estimates, Ducker Worldwide 2014

Under CAFE standards, light vehicles sold in the United States will have to increase fuel efficiency by ~50% by 2025
As a result, automotive OEMs are expected to shift more components from steel to aluminum
Announced capacity expansions to date are well below the expected demand
Announced North American finishing
capacity for BiW (ktons)
(2)
32
39
45
59
68
166
406
649
858
1,023
1,078 1,078
BiW North American demand forecast (ktons)
26.6% of all body and component part volume are expected to be made of aluminum by 2025 versus 3.2% in 2014
North American BiW market is expected to grow to 1.3 million tons by 2020 and greater than 2.0 million tons by 2025
Limited number of hot mills that can be converted
Greenfield opportunities prohibitively expensive
1,600
1,300
Potential Probable 2025+ outlook
1,500 – 3,200
2020
(1)

110%
100%
90%
80%
70%
% change from 2007
2007
2008
2009
2010
2011
European Can Body Stock Volumes
Total European Flat Rolled Products Volumes

Constellium

58%
78%
42%
22%
2001 2013
European aluminum volumes European tinplate volumes
Wise Further Enhances Our Competitive Position in Packaging
(1)  Represents can body stock and can end and tabs.  (2)  Represents market share by volume of can body stock for Constellium in 2012.
Source: CRU, Company information
Increased use of aluminum in Europe, and with room to go
We are a major player in European can body stock
(2)
Resulting in increased aluminum can stock
consumption
(1)
Resilient can sheet business during economic downturn
providing a stable base of cash flows
CAGR
2013-2018E
+3.3%
+5.4%
+2.6%
Can body stock: # 1 Europe
Closure stock: #1 world-wide
% breakdown of cans sold
The leader in the stable and growing European can body stock market
Can stock consumption (ktons)
35%
65%
Constellium's market share Others' market share
636
724
199
260
836
984
2013 2018
Western Europe Eastern Europe

Advanced R&D and Technological Capabilities Provide Leverage
with Customers
World-leading R&D capabilities
Long-term partnerships with European universities
World class R&D facility in Voreppe, France
260 FTEs including 85 scientists and 90 technicians
Approximately 900 active patents
Seek to integrate R&D with key customers
Innovation Partner(s) Description
Major
Aerospace OEM
Low density alloy suited for aircraft
primary structure
Surfalex
Next generation automotive body
sheet
Fusion bottle Draw Wall Ironed (DWI) technology
Close partnership with our customers
Unique R&D capabilities provide a competitive advantage in high value-added products
®
Source: Company information

AIRBUS
BOEING
BOMBARDIER
EMBRAER
DASSAULT AVIATION
LOCKHEED MARTIN

JAGUAR
Audi
Mercedes-Benz
GM
PORSCHE
BMW
Ford

amcor
ArdaghGroup
CP CAN-PACK S.A.
CROWN Brand-Building Packaging
REXAM

Constellium

Aerospace Automotive Packaging
Source: Company information
Our customers’ businesses are driven by attractive secular trends
Diverse customer base with 10 largest customers representing approximately 45% of 2013 revenues with average length of relationships with Constellium’s top 20 customers exceeding 25 years
All of Constellium’s major packaging, aerospace and automotive customers, including its top five customers, have multi-year contracts and approximately 58% of Constellium’s 2013 volumes were generated under multi-year contracts
Long Standing Relationships with a Global, Blue Chip Customer
Base

Tolling
Back to back models
Financial hedging

Constellium

We run the business to be LME price independent
For approximately one-third of our volumes, customers pay the same metal price we receive from our suppliers
For other sales, we use derivatives to manage our LME price risk
This provides stability and visibility on our margins and cash flows
Stable Business Model with Limited Commodity Price and
Foreign Exchange Exposure
Strong visibility into future volumes and managed exposure
Focus on protecting margins and cash flow
Our business model: long-term contracts and LME price independent
We have long-term contracts with customers in our three core end-markets:
Minimize exposure to LME price volatility by (i) passing through the aluminum price risk to customers and (ii)
using derivatives where necessary
Exposed to foreign currencies as we operate in multiple countries, with the $/€ exchange rate as the main financial market exposure

Aerospace: We enter into 5 year contracts with our largest aerospace customers
Automotive: We enter into life of model contracts, typically 5 to 7 years
Packaging: The majority of our packaging sales in 2013 are under contracts that extend until 2014 and beyond
Hedge all committed or highly probable non functional currency transactions
Source: Company information

Financial Overview 3

Financial Policy

Leverage
Despite temporary releveraging linked to capital needed for growth investment projects,
Constellium remains committed to returning leverage metrics to more moderate levels following cash flow payback on these investments and other opportunistic options
Liquidity
Constellium has strong liquidity of €746 million, of which €426 million is cash as of
September 30, 2014
Pro forma liquidity of €936 million
(1)
Seek to maintain minimum liquidity of €250 million going forward
Use of cash
flow priorities
High return growth capital expenditures
Deleveraging
(1) Pro forma liquidity includes cash (not including cash pledged for issuance of guarantees), revolver availability, factoring facility availability and ABL availability.

Impact
of Wise
Profitability
We are a value-added leader in converting aluminum into highly profitable products
Focused on selected high-end products and high-growth markets
Secure our business with long-term contracts
We seek to maximize return on invested capital and adjusted EBITDA over long run
A portion of our business (P&ARP) is lower margin, but stable and highly predictable while resilient during periods of economic downturn
Productivity
We implement productivity and cost improvement measures to grow margins
We actively manage working capital to maximize cash flow
Risk
management
We hedge to minimize the volatility of our cash flow resulting from movements of LME prices and foreign exchange rates
Our business model enables effective hedging against metals price through either back to backs or financial hedging
Financial profile
Strong liquidity of €746 million, of which €426 million is cash, as of September 30, 2014
Seeking to maintain ample minimum liquidity going forward
Free cash flow after growth capex applied to debt reduction
Capital
investment
Disciplined capital investment program
Source: Company information
Our Business Model Remains Unchanged

1,033
1,025
1,048
2012
2013
LTM 9/30/2014

364
386
390
2012
2013
LTM 9/30/2014

€ 223
€ 280
€ 283
2012
2013
LTM 9/30/2014

$81
$93
$102
2012
2013
LTM 9/30/2014

Constellium

Side-by-Side Financials

Note: Constellium and Wise financials based on IFRS and U.S. GAAP accounting standards, respectively. Definitions of Constellium Adjusted EBITDA and Wise Adjusted EBITDA not consistent.
Source: Company information
Volumes (ktons)
Constellium Adjusted EBITDA (€m)
Volumes (ktons)
Wise Adjusted EBITDA ($m)
Adj. EBITDA / ton ($/t): $223 $241 $261 Adj. EBITDA / ton (€/t): € 216 € 273 € 270
Constellium (IFRS) Wise (U.S. GAAP)

5.5x
3.9x
PF 9/30/2014
Gross leverage Net leverage
Pro Forma Financial Statistics

Pro forma volumes (ktons)
Pro forma leverage (Debt / Adjusted EBITDA)
Pro forma adjusted EBITDA (€m)
Pro forma liquidity (€m)
Note: Assumes EUR:USD exchange rate of 1.258. Pro forma adjusted EBITDA gives effect to the Wise acquisition and the issuance of new USD and EUR denominated notes as if they had occurred on January 1, 2013.
(1)  Pro forma 9/30/2014 leverage calculated using 2013 pro forma adjusted EBITDA of €352 million and does not reflect impact of purchase accounting.
(2)  Pro forma liquidity includes cash (not including cash pledged for issuance of guarantees), revolver availability, factoring facility availability and ABL availability.
Source: Company information
(1)
1,025
814
386
302
1,411
1,116
2013 9 months ending 9/30/2014
Constellium Wise
€ 280
€ 224
€ 72
€ 62
€ 352
€ 286
2013 9 months ending 9/30/2014
Constellium Wise
(2)
€ 568
€ 368
€ 936
PF 9/30/2014
Cash and cash equivalents Committed borrowing capacity

Summary of Constellium Q3 2014 Performance

Year-over-year results
Q3 2013 Q3 2014 Change
Shipments (kt) 257 266 4%
Revenue (€m) €862 €927 8%
Adjusted EBITDA (€m) 64 72 13%
Adjusted EBITDA / ton (€/t) 247 269 9%
Capital expenditures (€m) 37 57
Continued strong performance in P&ARP and AS&I
EBITDA negatively impacted by €6 million compared to Q3
2014 due to higher metal premiums and LME pricing (€12
million for 9 month period ended September 30, 2014)
As compared to 2013, expect annual premiums variance
of ~ €20 million
Body-in-White expansion projects progressing on track; very
strong demand outlook
Continued improvement in net trade working capital and
days sales outstanding (4 days reduction from Q3 2013)
Outlook / mix
Solid demand in aerospace market with majority of business
under long term contracts
Q3 segment shipments of 60 kt in Q3 2014 down 3% from
62kt in Q3 2013
Recent developments
Capacity constraints and operational challenges causing
results to be below plan
Accelerated investments to debottleneck overall capacity,
including the installation of a new pusher furnace at
Ravenswood, will have a positive impact on EBITDA in 2016
Hot mill outage in Ravenswood during October
Commentary A&T segment performance and outlook
Source: Company information

We Continue to Work with our Proven Track Record
Attractive pipeline
of growth
initiatives
Long-standing
relationships with
a diversified and
blue-chip customer
base
Leading positions
in attractive and
balanced
end-markets
Advanced R&D
and technological
capabilities
Stable business
model
Global network of
efficient facilities
Experienced
management team

Appendix

Constellium N.V. (Netherlands)
Unsecured Revolving Credit Facility
May 2014 Notes
Notes offered hereby
Constellium HoldCo II B.V. (Netherlands)
Constellium Germany Verwaltungs GmbH (Germany)
Constellium Valais S.A. (Switzerland)
Constellium France Holdco SAS (France)
Constellium Extrusions Decin s.r.o (Czech Republic)
Constellium Switzerland AG (Switzerland)
Constellium Germany Holdco GmbH & Co. K (Germany)
Constellium Holdco III B.V. (Netherlands)
European Factoring Agreements
Constellium Deutschland GmbH (Germany)
Constellium US Holdings I. LLC (USA)
European Factoring Agreements
Constellium Extrusions France (France)
Constellium Aviatube (France)
Engineered Products International SAS
Constellium CRV (France)
Constellium France (France)
Constellium Finance (France)
Constellium Singen GmbH (Germany)
European Factoring Agreements
Constellium W
Constellium Extrusions Deutschland GmbH (Germany)
European Factoring Agreements
Quiver Ventures LLC (USA)
Constellium Rolled Products – Ravenswood, LLC (USA)
U.S. Revolving Credit Facility
Wise Senior PIK Toggle Notes
Wise Metals Intermediate Holdings LLC(1)
Constellium Extrusions Landau GmbH (Germany)
Constellium Extrusions Burg GmbH (Germany)
Wise Holdings Finance Corporation
Wise Metals Group LLC
Wise Metals Senior Secured Notes
Constellium US Holdings II, LLC (USA)
Alabama Electric Motor Services, LLC
Listerhill Total Maintenance Center LLC
Wise Alloys LLC
Wise ABL Facility
Wise Factoring Facility
Wise Alloys Finance Corporation
Constellium Automotive USA, LLC (USA)
Constellium Property and Equipment Company, LLC (USA)
Denotes guarantors of the Unsecured Revolving Credit Facility, the May 2014 Notes, and the Notes offered hereby

Constellium

30 Constellium Organizational Chart

Q3 2014 Update

Adjusted EBITDA of €72 million, up 13%
Shipments of 266k metric tons, up 4%
Revenues: €927 million, up 8% (on a like-for-like* basis up 3%)
Continued strong performance in P&ARP and AS&I
A&T results below expectations due to operational challenges and capacity constraints
Automotive Structures exhibiting robust growth
Body-in-White expansion projects progressing on track; very strong demand  outlook
Continued improvement in net trade working capital and days sales outstanding (4 days reduction from Q3 2013)
*Excluding LME metal price changes and currency exchange rates
Q3 2014 Highlights (% change Q3 2014 vs Q3 2013)

€ 60
€ 73
€ 82
€ 85
€ 39
€ 64
€ 42
€ 59
€ 223
€ 280
2012
2013
Q1
Q2
Q3
Q4
FY

€ 226
€ 280
€ 296
€ 309
€ 153
€ 247
€ 180
€ 253
€ 216
€ 273
2012
2013
Q1
Q2
Q3
Q4
FY

Constellium

+22% +3%
+64%
+26%
+24% +4% +61% +26%
Adjusted EBITDA (€m)
Adjusted EBITDA / metric ton (€/t)
Consistent Year over Year Improvement
Strong performance and consistent improvement in every quarter
Source: Company earnings reports
+40%
+40%

A&T

P&ARP

AS&I

(1)%
19
18
Q3 2013
Q3 2014
10%
30
33
Q3 2013
Q3 2014
12%
16
18
Q3 2013
Q3 2014

(1)%
316
313
Q3 2013
Q3 2014
8%
193
208
Q3 2013
Q3 2014
(4)%
352
339
Q3 2013
Q3 2014

Constellium

34 Adjusted EBITDA (€m) Adjusted EBITDA per ton Q3 2014 Segment Performance

Strong Cash Flow From Operating Activities Partially Offset by
Higher Capital Expenditures
€ millions
Nine months
ended
Sept 30, 2014
Nine months
ended
Sept 30, 2013
Cash flow from operating activities 122 79
Margin calls included in cash flow from operating activities (11) (4)
Cash flow from operating activities excluding margin calls 111 75
Capital expenditure (127) (92)
Adjusted Free Cash Flow (16) (17)

401
373
33 days
320
€(22)M
29 days
298
285
295
DSOs decreased by 4 days
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014

Constellium

Improving Trade Working Capital Despite Higher LME and Premiums 36

€ millions September 30, 2014
Total Debt
(*)
634
Cash and Cash Equivalents 426
Net Debt 208
Net Debt / LTM Adjusted EBITDA 0.7x
Liquidity
(**)
746

(*)
Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term facilities
Strong Balance Sheet with Enhanced Liquidity

Non-GAAP Measures Reconciliations

Net income from continuing operations €149 €96
Income tax expense 46 39
Income before income tax €195 €135
Finance costs - net 60 50
Other expenses/share of results of joint-ventures 8 24
Income from operations €263 €209
Ravenswood benefit plan amendment (58) (11)
Swiss pension plan settlement 8 -
Ravenswood CBA renegotiation 7 -
Restructuring costs 25 8
Net losses on disposals - 5
Unrealized (gains) on derivatives (61) (12)
Unrealized (gains) loss from the remeasurement of monetary assets and liabilities
1 (2)
Depreciation, amortization and impairment 14 32
Management Adjusted EBITDA €199 €229
Metal price lag 16 29
Other 8 22
Adjusted EBITDA €223 €280
€ in millions
Adjusted EBITDA Reconciliation Q4 2013
Year ended
December 31, 2012
Year ended
December 31, 2013
Source: Company information

IFRS – Statement of Financial Position
€ millions September 30, 2014 December 31, 2013
Non-current assets 846 674
Current assets 1,425 1,069
Assets held for sale 14 21
Total Assets 2,285 1,764
Equity 43 36
Non-current liabilities 1,312 970
Current liabilities 921 749
Liabilities held for sale 9 9
Total Equity and Liabilities 2,285 1,764

Net Debt Reconciliation
€ millions
September 30, 2014 December 31, 2013
Borrowings 663 348
Fair value of cross currency interest rate swap (20) 26
Cash and cash equivalents (426) (233)
Cash pledged for issuance of guarantees (9) (9)
Net Debt 208 132

Adjusted Free Cash Flow Reconciliation
€ millions
Three months
ended Sept 30, 2014
Three months
ended Sept 30, 2013
Cash flow from operating activities 76 80
Margin calls included in cash flow from
operating activities
- (2)
Cash flow from operating activities
excluding margin calls
76 78
Capital expenditure (57) (37)
Adjusted Free Cash Flow 19 41

Adjusted EBITDA Reconciliation
€ millions Q3 2014 Q3 2013
Net income 12 45
Income tax expense 12 21
Net Income  from discontinued operations - (4)
Income before income tax 24 62
Finance costs - net 10 10
Share of results of joint-ventures - (3)
Income from operations 34 69
Depreciation and impairment 12 10
Unrealized (gains) / losses  from remeasurement of monetary assets and liabilities
(1) 1
Unrealized losses / (gains) on derivatives 35 (34)
Restructuring costs 2 4
Start-up and development costs 3 2
Metal lag (16) 9
Other 3 3
Adjusted EBITDA 72 64